SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003.
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM to

COMMISSION FILE NUMBER: 1-11802

QUEBECOR WORLD (USA) INC.
401(k) PLAN

QUEBECOR WORLD (USA) INC.
291 State Street
North Haven, CONNECTICUT 06473
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

203-532-4200
(Registrant's telephone number, including area code)

QUEBECOR WORLD (USA) INC. 401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm)

QUEBECOR WORLD (USA) INC. 401(k) PLAN

Table of Contents
Page

Report of Independent Registered Public Accounting Firm	2
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002	3
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2003 and 2002	4
Notes to Financial Statements	5-10

Supplemental Schedule:*
Schedule H, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2003	11

Exhibit
Exhibit 23 Consent of KPMG LLP	12

*Certain supplemental schedules to be filed with the Department of Labor in accordance with the Employee Retirement Income Security Act of 1974 have been omitted, as they are not applicable.

Report of Independent Registered Public Accounting Firm

The Trustees and Participants
Quebecor World (USA) Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Quebecor World (USA) Inc. 401(k) Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is a supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 11, 2004

QUEBECOR WORLD (USA) INC. 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Investments, at fair value:
Mutual Funds	$256,817,925	239,107,143
Common/collective trust	292,215,657	224,919,097
Common stock	6,942,878	4,797,687
Cash	475,602	16,003
Participant loans	34,414,499	31,621,890
Total investments	590,866,561	500,461,820
Receivables:
Employer contributions	332,389	438,255
Employee contributions	822,182	725,121
	1,154,571	1,163,376
Net assets available for benefits	$592,021,132	501,625,196
See accompanying notes to financial statements.

QUEBECOR WORLD (USA) INC. 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2003 and 2002

	2003	2002
Additions:
Investment income (loss):
Dividends and interest income	$15,870,853	15,753,740
Net appreciation (depreciation) in fair value of investments	69,314,226	(60,854,286)
Net investment income (loss)	85,185,079	(45,100,546)
Contributions:
Employer	12,744,027	13,780,523
Employee	39,579,888	43,831,705
Total contributions	52,323,915	57,612,228
Total additions	137,508,994	12,511,682
Deductions:
Benefits paid to participants	(46,727,420)	(55,388,033)
Transaction charges	(385,638)	(474,825)
Total deductions	(47,113,058)	(55,862,858)
Net increase (decrease) in net assets	90,395,936	(43,351,176)
Net assets available for benefits:
Beginning of year	501,625,196	544,976,372
End of year	$592,021,132	501,625,196
See accompanying notes to financial statements.

QUEBECOR WORLD (USA) INC. 401(k) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1)   Description of Plan

  The following is a general description of the Quebecor World (USA) Inc. 401(k) Plan (the Plan). Employees should refer to the Plan document for a more complete description of the Plan's provisions.

  (a)   General

    The Plan is a defined contribution plan that was established on July 1, 1991. The purposes of the Plan are to help provide non-unionized participants and members of a participating bargaining unit (PBU) of Quebecor World (USA) Inc. (the Company and Plan Sponsor) and its affiliates with benefits for their retirement. Non-union, full-time permanent employees are eligible to participate in the Plan upon his or her first hour of service and upon attaining the age of 18; and non-union, part-time employees can participate following the completion of 1,000 hours of service or one year of service, whichever comes first, and upon attaining the age of 18. PBU employees shall become eligible on the entry date on which the employee satisfies the eligibility requirements set forth in the relevant collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company is the administrator of the Plan. Putnam Investments is the trustee and custodian of the Plan's investments.

  (b)   Contributions

    Effective July 1, 2002 non-union participants may contribute up to 50% of pre-tax annual compensation subject to certain limitations, as defined by the Plan. Prior to July 1, 2002, non-union participants may have contributed up to 15% of their pre-tax annual compensation subject to certain limitations, as defined by the Plan. Members of a PBU may contribute as permitted by the collective bargaining agreement applicable to the employee. Non-union employees will have an employer match equal to 50% of the employees' pre-tax contribution, up to a maximum contribution of $1,500 per plan year. Members of a PBU will have an employer match equal to the amount set forth in the collective bargaining agreement applicable to the employee.

  (c)   Participant Accounts

    Each participant's account is credited with the participant's contributions and withdrawals, as applicable, and the funds' earnings in which the participant elects to participate. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

  (d)   Vesting

    Participants hired on or after January 1, 2001 will become 100% vested after three years of service. Participants will automatically become 100% vested if they reach age 59-1/2, die, or become permanently disabled while employed with the Company or its participating affiliates. Participants hired before January 1, 2001 will become vested according to their respective merged plan's vesting schedules, which range from one to five years, as described in the Plan document.

QUEBECOR WORLD (USA) INC. 401(k) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

    (e)   Forfeitures

      Upon termination of service of a participant prior to full vestiture, the non-vested portion of the Company's contribution is forfeited and used to pay plan expenses and/or applied to reduce future employer contributions.

	2003	2002

Forfeitures non-vested as of January 1	$54,894	366,206
Add: Forfeitures non-vested of the year	276,310	325
Less: Forfeitures used
Employer contributions	150,251	245,446
Expenses	22,944	66,191

Forfeitures non-vested as of December 31	$158,009	54,894

    (f)   Investment Elections

      Participants may direct the investment of all contributions made to their account balance in any combination of the investment options available, in increments of 1%. Participants may change both their contribution percentage and investment options at any point of time. The investment options available to participants as of December 31, 2003 consisted of the following:

      Harbor Capital Appreciation - The fund invests primarily in equity securities with above-average prospects for growth with an aim of long-term capital appreciation. The fund invests principally in common stocks, preferred stocks, rights, and depositary receipts of companies with market capitalization of at least $1 billion.

      PIMCO Total Return Fund - Invests primarily in investment grade debt securities, but may invest up to 10% of its assets in high yield securities.

      Morgan Stanley Institutional Fund (MSIF) Small Company Growth Portfolio - The fund invests primarily in growth-oriented equity securities of small companies with an aim of long-term capital appreciation. Market prices for such investments tend to fluctuate more than those of investments in larger, more established companies.

      Putnam RetirementReady Portfolios - Each RetirementReady Portfolio has a different target date indicating when the portfolio's investors expect to retire and begin withdrawing assets from their accounts. The dates range from 2010 to 2045 in five-year intervals, with the exception of the Maturity Portfolio, which is designed for participants who are at or near retirement.

  QUEBECOR WORLD (USA) INC. 401(k) PLAN

  Notes to Financial Statements

  December 31, 2003 and 2002

      All of the RetirementReady Portfolios are diversified across an array of Putnam mutual funds that invest in different styles and include a mix of stocks, bonds, and capital preservation investments. The Portfolios can invest significantly in foreign securities, which involve certain risks, such as currency fluctuations, economic instability, and political developments.

      Putnam Stable Value Fund - The fund invests mainly in investment-contracts or similar investments issued by insurance companies, banks, and other financial institutions. To provide liquidity, a portion of the fund's assets is invested in high-quality money market instruments.

      Putnam S&P 500 Index Fund - Funds are invested in stocks that comprise the Standard & Poor's 500 Composite Stock Price Index either directly or through collective investment trusts.

      Putnam International Equity Fund - The Fund invests mainly in large and midsize international stocks targeting companies with established earnings growth.

      Neuberger & Berman Genesis Trust - Funds are invested primarily in stocks of companies with small market capitalizations.

      Fidelity Equity Income Fund - Invests primarily in income-producing equity securities.

      Quebecor World Inc. Stock Fund - The fund invests in the subordinated voting shares of Quebecor World Inc.

    (g)   Participant Loans

      An active participant may borrow against his or her vested account balance a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance, subject to certain restrictions. Participant loans are charged interest at a set rate of 1% plus the prime rate. Loan transactions are treated as a transfer between the investment fund and the loan fund.

    (h)   Benefits

      Upon termination of employment, death, attainment of age 59-1/2, or certain hardships, as defined by the Plan, participants may elect to withdraw amounts from the Plan. Additionally, a participant may withdraw up to a 100% of his or her rollover balance at any time.

(2)   Summary of Significant Accounting Policies

    (a)   Accounting Basis

      The Plan's financial statements are prepared on the accrual basis of accounting.

    (b)   Investment Valuation and Income Recognition

      Investments of the Plan are carried at fair value, which is quoted market value for all investment accounts. Participant loans are carried at cost, which approximates fair value. Purchases and sales are recorded on a trade-date basis; dividends are recorded on the ex-dividend date. The Putnam Stable Value Fund and the Signature Stable Value Fund are carried at contract value which approximates fair value.

QUEBECOR WORLD (USA) INC. 401(k) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

    (c)   Benefits

      Benefit payments are recorded by the Plan when they have been approved for payment and paid by the Plan.

    (d)   Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

(3)   Investments Exceeding 5% of Net Assets

  The following investments represent 5% or more of the Plan's net assets available for benefits as of December 31, 2003 and 2002, respectively:

  The following presents the net appreciation (depreciation) in fair value of investments for the Plan during the years ended December  31, 2003 and 2002:

QUEBECOR WORLD (USA) INC. 401(k) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(4)   Related Party Transactions

  Certain Plan investments are in funds managed by Putnam Investments, the Plan trustee. In addition, the Plan invests in the subordinated voting shares of Quebecor World Inc., the parent of the Plan Sponsor, through the Quebecor World Inc. Stock Fund. These transactions qualify as party-in-interest transactions. Fees paid to investment managers are netted against investments in the respective fund.

(5)   Plan Termination

  Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Company terminates the Plan, participants will receive a distribution in accordance with the terms and conditions of the Plan agreement.

(6)   Tax Status

  The Internal Revenue Service has determined and informed the Company by letter dated June 9, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)   Commitments

  Of the total net assets available for Plan benefits at December 31, 2003, $14,745,200 relates to accounts of participants who have terminated employment with the Company but who have not elected to receive distributions of their benefits. Such distributions can occur upon request of the terminated participant.

(8)   Reconciliation of Financial Statements to Form 5500

  The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 and 2002 to Form 5500:

QUEBECOR WORLD (USA) INC. 401(k) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

  The following is a reconciliation of employer contributions per the financial statements for the years ended December 31, 2003 and 2002, to Form 5500:

  The following is a reconciliation of employee contributions per the financial statements for the years ended December  31, 2003 and 2002, to Form 5500:

(9)   Subsequent Events

  As part of a cost reduction initiative, Quebecor World (USA) Inc., the Plan Sponsor, announced temporary suspension of employer contributions to the Quebecor World (USA) Inc. 401(k) Plan matching accounts effective February 1, 2004, except where required by union bargaining contracts. The suspension will remain in force throughout 2004.

  On January 23, 2004 the North American Pension Committee was terminated and its responsibilities were assumed by the Board Pension Committee in Montreal, Canada.

  Also on January 23, 2004 the North American Pension Committee decided to replace the Putnam International Equity Fund with the Fidelity International Fund. On March 30, 2004 the Plan transferred all of its holdings in the Putnam International Equity Fund to the Fidelity International Fund.

QUEBECOR WORLD (USA) INC. 401(k) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2003

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
	Harbor	Harbor Capital Appreciation	**	$31,345,366
	Pacific Investment Management Co.	Pimco Total Return Fund	**	31,248,162
	Morgan Stanley	MSIF Inc. Small Company Growth Portfolio	**	21,535,949
*	Putnam Fiduciary Trust Company	Putnam RetirementReady Maturity Portfolio	**	4,993,259
*	Putnam Fiduciary Trust Company	Putnam RetirementReady 2010 Portfolio	**	6,878,360
*	Putnam Fiduciary Trust Company	Putnam RetirementReady 2015 Portfolio	**	7,802,369
*	Putnam Fiduciary Trust Company	Putnam RetirementReady 2020 Portfolio	**	9,840,642
*	Putnam Fiduciary Trust Company	Putnam RetirementReady 2025 Portfolio	**	8,701,598
*	Putnam Fiduciary Trust Company	Putnam RetirementReady 2030 Portfolio	**	5,230,782
*	Putnam Fiduciary Trust Company	Putnam RetirementReady 2035 Portfolio	**	2,436,623
*	Putnam Fiduciary Trust Company	Putnam RetirementReady 2040 Portfolio	**	752,398
*	Putnam Fiduciary Trust Company	Putnam RetirementReady 2045 Portfolio	**	216,955
*	Putnam Fiduciary Trust Company	Putnam Stable Value Fund	**	181,285,891
*	Putnam Fiduciary Trust Company	Putnam S&P 500 Index Fund	**	64,076,780
*	Putnam Fiduciary Trust Company	Putnam International Equity Fund	**	25,061,622
	Neuberger and Berman	Neuberger & Berman Genesis Trust	**	57,221,010
	Fidelity	Fidelity Equity Income Fund	**	90,405,816
*	Putnam Fiduciary Trust Company	Cash	**	475,602
*	Participant loans	Participant loans	**	34,414,499
*	Quebecor World Inc.	Quebecor World Inc. Stock Fund	**	6,942,878
	Total investments			$590,866,561
*	Party-in-interest as defined by ERISA.
**	In column (d), cost information may be omitted with respect to participant or beneficiary directed transactions under an individual account plan.

See accompanying independent auditors' report.

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-8870) filed on Form S-8 of Quebecor World Inc. of our report dated June 11, 2004, relating to the statements of net assets available for benefits of the Quebecor World (USA) Inc. 401(k) Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule, which report appears in the December 31, 2003 annual report on Form 11-K of the Quebecor World (USA) Inc. 401(k) Plan.

Stamford, Conncecticut

June 23, 2004

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD (USA) INC.
By:	/s/ Marc Shapiro
Name:	Marc Shapiro
Title:	Executive Vice President, Human Resources